Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Corporation

Advantage Oil & Gas Ltd. (the "Corporation" or "Advantage")

700, 400 – 3rd Avenue S.W.

Calgary, Alberta T2P 4H2

2.	Date of Material Change

February 5, 2013

3.                   News Release

A news release disclosing in detail the information summarized in this material change report was issued by Advantage on February 5, 2013 and disseminated through the newswire services of Canada Newswire and would have been received by the securities commissions where Advantage is a reporting issuer in the normal course of its dissemination.

4.	Summary of Material Change

On February 5, 2013, Advantage announced that it had completed four separate transactions and entered into an agreement for a fifth transaction, which on a combined basis, constitute the sale of substantially all of the Corporation's non-core oil and natural gas assets.

Advantage also announced that it has retained FirstEnergy Capital Corp. and RBC Capital Markets as co-advisors to provide advice as the Corporation initiates the review of strategic alternatives.

5.	Full Description of Material Change
5.1	Full Description of Material Change

Disposition of Non-Core Assets

On February 5, 2013, Advantage announced that it had completed four separate transactions and entered into an agreement for a fifth transaction, which on a combined basis, constitute the sale of substantially all of the Corporation's non-core oil and natural gas assets. The first two transactions closed during Q3 2012 for net cash proceeds of $10.9 million, the third transaction closed during Q4 2012 for net cash proceeds of $3.0 million and the fourth transaction closed during Q1 2013 for net cash proceeds of $13.9 million. The non-core assets sold pursuant to the four transactions represent total production of approximately 420 boe/d.

The net cash proceeds from all five transactions will be used to reduce outstanding bank indebtedness. Advantage's credit facility will be revised due to the non-core asset dispositions and is currently under review. Advantage's current credit facilities are $300 million and total bank debt outstanding is anticipated to be approximately $110 to $115 million at the end of Q1 2013 assuming the Transaction (as defined below) closes by such time.

Upon closing of all five transactions, Advantage's major assets will be its signature Glacier Montney property, with production of 90 to 100 mmcf/d (15,000 to 16,600 boe/d), operating costs of approximately $0.30/mcf ($1.80/boe) and a royalty rate of 5%, the Corporation's 45% holding of the issued and outstanding common shares of Longview Oil Corp., and the Debenture (as defined below) and Class B shares to be issued pursuant to the Transaction.

Transaction with Questfire Energy Corp.

A definitive agreement (the "Purchase and Sale Agreement") has been signed with Questfire Energy Corp. (the "Purchaser") for the sale of non-core assets representing production of approximately 5,900 boe/d (the "Transaction") for consideration consisting of $55 million of cash, a $27 million convertible senior secured debenture (the "Debenture") and 1.5 million Class B shares. All customary closing adjustments between the effective date of November 1, 2012 and the closing date of the Transaction will be applied to the Debenture. The Transaction is anticipated to close by the end of Q1 2013.

The following is a summary of certain provisions of the Purchase and Sale Agreement and is qualified in its entirety by the full text of the Purchase and Sale Agreement, a copy of which is filed under Advantage's issuer profile on SEDAR at www.sedar.com. Capitalized terms used in this description of the Purchase and Sale Agreement but not otherwise defined in this description have the meanings ascribed to them in the Purchase and Sale Agreement.

The Purchase and Sale Agreement contains certain customary representations and warranties of each of Advantage and the Purchaser. In addition, Advantage has agreed, among other things, to maintain and operate the Assets in a reasonable and prudent manner until the Closing Time. The respective obligations of each of Advantage and the Purchaser to complete the purchase and sale of the Assets are subject to the satisfaction of a number of conditions including, but not limited to: the accuracy of representations and warranties at the Closing Time; the receipt of required approvals pursuant to the Competition Act (Canada); the receipt of TSX Venture Exchange approval for the issuance of the Debenture and the Class B shares; no material change to the Assets prior to the Closing Time (subject to certain exceptions contained in the Purchase and Sale Agreement); no orders, decrees or rulings issued by a Governmental Authority or actions taken restraining, enjoining or otherwise prohibiting the completion of the Transaction which has not been vacated or dismissed prior to the Closing Time; the execution of a governance agreement giving Advantage the right to designate one representative, such representative to be agreed to by the Purchaser, acting reasonably, to be appointed to the board of directors of the Purchaser for the period of time commencing at the Closing Time and ending on the date that the principal amount of the Debenture and accrued interest thereon is paid in full by the Purchaser; and the delivery of the agreements, certificates and other instruments and documents required to be delivered at the Closing Time pursuant to the Purchase and Sale Agreement. If any of the conditions precedent to completion of the Transaction have not been satisfied, complied with or waived by Advantage or the Purchaser, as applicable, at or before the Closing Time, then Advantage or the Purchaser, as applicable, may terminate the Purchase and Sale Agreement by written notice to the other party prior to the Closing Time stating the reason for termination.

Pursuant to the Purchase and Sale Agreement, Advantage and the Purchaser have agreed to indemnify each other for certain matters relating to the Purchase and Sale Agreement and the Assets including breaches of representations and warranties and certain obligations related to the Assets, as more particularly described in the Purchase and Sale Agreement.

Appointment of Financial Advisors to Initiate Strategic Alternatives Process

Advantage also announced that it has retained FirstEnergy Capital Corp. and RBC Capital Markets as co-advisors to provide advice as the Corporation initiates the review of strategic alternatives. The Board of Directors continues to believe that the Corporation's core Glacier asset is materially undervalued in the context of the Corporation's current market valuation and Advantage is committed to evaluating all options to maximize shareholder value. It is the Corporation's current intention not to disclose developments with respect to this process until the Board of Directors has approved a specific transaction or otherwise determines that disclosure is necessary or appropriate. The Corporation cautions that there are no assurances or guarantees that this process will result in any transactions or, if any transactions are undertaken, the terms or timing of any such transactions.

5.2	Disclosure for Restructuring Transactions

Not Applicable.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer
Advantage Oil & Gas Ltd. 700, 400 – 3rd Avenue SW Calgary, Alberta T2P 4H2 Andy Mah, President and Chief Executive Officer or Kelly Drader, Chief Financial Officer Telephone: (403) 718-8000
9.	Date of Report

February 14, 2013

Forward-Looking Information

The information in this material change report contains certain forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "demonstrate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions and include statements relating to, among other things the terms of non-core property dispositions and anticipated timing of completion thereof; strategic alternatives process and the anticipated benefits therefrom; anticipated review of the Corporations Credit Facility; expected use of proceeds from non-core property dispositions; and expected production from the Glacier area and for the Corporation as a whole. Advantage's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; the intended use of the net proceeds of any disposition of non-core assets might change if the board of directors of Advantage determines that it would be in the best interests of Advantage to deploy the proceeds for some other purpose; failure to complete the non-core property dispositions, failure to realize the benefits from or complete a transaction pursuant to the strategic alternative process; industry conditions; actions by governmental or regulatory authorities including increasing taxes, changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; Advantage's success at acquisition, exploitation and development of reserves; unexpected drilling results, changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties; hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; competition from other producers; credit risk; individual well productivity; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; obtaining required approvals of regulatory authorities and ability to access sufficient capital from internal and external sources. Many of these risks and uncertainties and additional risk factors are described in the Corporation's Annual Information Form which is available at www.sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this material change report, Advantage has made assumptions regarding among other things: conditions in general economic and financial markets; effects of regulation by governmental agencies; current commodity prices and royalty regimes; future exchange rates; royalty rates; future operating costs; availability of skilled labor; availability of drilling and related equipment; timing and amount of capital expenditures; and the impact of increasing competition.

These forward-looking statements are made as of the date of this material change report and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil. A boe conversion ratio of 6 mcf:1 bbls is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.